Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: August 9, 2023

ONEOK Second Quarter

2023 Earnings

Tuesday, August 8, 2023

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC.

INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

The Registration Statement was declared effective by the SEC on July 24, 2023, and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2023. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This transcript has been edited by ONEOK, Inc. It is generally consistent with the original transcript. For a replay of the call, please listen to the webcast presentation posted on www.oneok.com under the headings “Investors,” “Events & Presentations.”

CORPORATE PARTICIPANTS

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Andrew J. Ziola –Vice President - Investor Relations, ONEOK

Transcript

Operator

Good morning, everyone, and welcome to the ONEOK Second Quarter 2023 Earnings Conference Call and Webcast. (Operator Instructions) Please note that this call being recorded today.

I would now like to turn the conference over to Andrew Ziola, Vice President of Investor Relations. Please go ahead.

Andrew J. Ziola – Vice President – Investor Relations, ONEOK

Thank you, MJ, and welcome to ONEOK’s Second Quarter 2023 Earnings Call.

We issued our earnings release and presentation after the markets closed yesterday, and those materials are on our website. After our prepared remarks, management will be available to take your questions.

Statements made during this call that might include ONEOK’s expectations or predictions should be considered forward-looking statements and are covered by the safe harbor provision of the Securities Acts of 1933 and 1934. Actual results could differ materially from those projected in forward-looking statements. For a discussion of factors that could cause actual results to differ please refer to our SEC filings.

With that, I’ll turn the call over to Pierce Norton, President and Chief Executive Officer. Pierce?

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Thanks, Andrew. Good morning, everyone, and thank you for joining us.

On today’s call is Walt Hulse, Chief Financial Officer; and Executive Vice President, Investor Relations and Corporate Development; and Kevin Burdick, the Executive Vice President and Chief Commercial Officer. Also available to answer your questions are Sheridan Swords, our Senior Vice President, Natural Gas Liquids and Natural Gas Gathering and Processing; and Chuck Kelley, Senior Vice President, Natural Gas Pipelines.

Yesterday, we announced second quarter 2023 earnings and increased our full year 2023 financial guidance. Strength in volumes across our operations, particularly in the Rocky Mountain region and Permian Basin, resulted in higher second quarter results and positive momentum entering the second half of 2023. We continue working toward a successful closing of our pending merger transaction with Magellan while remaining focused on the growth of our legacy assets. Initial activities have begun on two NGL pipeline expansion projects. The growth we are seeing across our existing operations is driving the need for these economically attractive projects.

Walt and Kevin will talk more about the early work that we are doing on the Elk Creek and West Texas natural gas liquids toplines.

Regarding our pending acquisition of Magellan Midstream. We’ve recently accomplished 2 critical milestones toward completing the transaction, including the expiration of the HSR waiting period in June and the filing of the definitive proxy materials with the SEC in July. Proxy mailings are already hitting investors’ mailboxes. As we look ahead to the shareholder and unitholder votes on September 21, we’re confident that the investors of both companies will see the compelling long-term value proposition this transaction brings with immediate financial benefits and incremental growth through the combination of these two companies.

Today, we will walk you through both the macro and micro takeaways of our synergy assumptions. I will cover the macro and Kevin will go into more detail with the micro explanations. On Slide 6 in our earnings presentation, which was provided yesterday with our news release, you will see a summary of how we’ve organized the synergy opportunities we’ve identified to date and have targeted to realize as a combined company. You can see we have slotted these commercial opportunities into four categories and have provided a breakdown for both the assumed scenario in our proxy and for the incremental potential near-term commercial opportunities.

So now I’d like to cover the macro takeaways from Page 6 previously referenced.

First, combined, these companies will have opportunities that were not possible as stand-alone companies. Second, batching and blending are done by both companies today. Therefore, these operational techniques are well understood by both companies. They are not new. But the difference is with these assets under one company’s direction, batching and blending value can be realized on a larger scale.

Third, with the exception of bundling, the three remaining commercial categories are within 100% of our control. This means that we make the decision to pursue opportunities if they make commercial and economical sense instead of relying on factors outside of our control.

Fourth, as we integrate the two employee bases post close, we can focus on widespread collaboration and believe that we will find even more opportunities not identified to date.

And finally, there is significant potential value in the near term, the next 1 to 4 years, above our assumed case in the proxy. ONEOK has proven our commercial creativity over the course of our company’s transformative history, and together with Magellan’s team, we believe our companies have many opportunities to continue improving the services that we offer to our customers and returning value to our investors.

With that, I’ll turn the call over to Walt Hulse, for the discussion of our recent financial performance and guidance increase.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Thank you, Pierce.

With yesterday’s earnings announcement, we increased our 2023 financial guidance expectations. We now expect a 2023 net income midpoint of $2.49 billion and an adjusted EBITDA midpoint of $4.675 billion, a $100 million increase from our original adjusted EBITDA midpoint provided in February. These midpoints are ONEOK specific and exclude the impact of the pending merger with Magellan and any future merger-related costs in order to be an apples-to-apples comparison with our original guidance provided in February.

Higher guidance expectations were driven by volume growth, volume strength across our operations, higher average fee rates and lower-than-expected third-party NGL fractionation costs. In the second quarter, we recorded $31 million of third-party fractionation costs compared with $46 million in the first quarter. We expect approximately $30 million of third-party fractionation costs per quarter to be a good run rate for the remainder of the year as MB-5 is fully operational.

Strong producer activity and a constructive volume outlook also drove the increase in our capital expenditure guidance. We now expect total capital expenditures, including growth and maintenance capital, of approximately $1.575 billion in 2023. Initial activities, including the purchase of long lead time components related to the expansion of Elk Creek pipeline and the decision to complete the full looping of the West Texas NGL pipeline are included in our updated guidance. Kevin will provide more detail on these projects shortly.

Now a brief overview of our second quarter financial performance.

ONEOK’s second quarter 2023 net income totaled $468 million or $1.04 per share. Second quarter adjusted EBITDA totaled $971 million, a 10% increase year-over-year. If you exclude merger-related and third-party fractionation costs, second quarter adjusted EBITDA increased nearly 15% and would exceed $1 billion. In June 2023, we redeemed $500 million of our 7.5% senior notes due September 2023 with cash on hand. Our net debt to EBITDA remains well below our long-term target of 3.5x, and we had more than $100 million of cash and equivalents as of June 30.

Early in the second quarter, Moody’s upgraded ONEOK’s credit rating to Baa2 from Baa3. As it relates to our pending acquisition of Magellan, I’d note all 3 rating agencies, Moody’s, S&P and Fitch, reaffirmed our investment-grade credit ratings pro forma for the acquisition showing a recognition of increased scale, earnings diversity and growth opportunities that this acquisition provides. As it relates to merger transaction financing, we expect to complete a notes offering prior to the close of the transaction. We are monitoring the markets and will be opportunistic in our timing of that offering.

I now turn the call over to Kevin for a commercial update.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Thanks, Walt. Let’s start with our Natural Gas Liquids segment.

Second quarter 2023 NGL volumes increased 11% year-over-year and compared with the first quarter 2023. Higher volumes were driven by increased producer activity, particularly in the Rocky Mountain region and Permian Basin. Both regions saw double-digit volume increases year-over-year and compared with the first quarter 2023. Permian Basin volumes saw the largest increase, up 26% year-over-year, driven by continued growth from existing plants and volume from a new plant connection in the first quarter of 2023.

Volumes in the Rocky Mountain region increased 17% compared with the first quarter of 2023 and 14% compared with the same period last year driven by increased propane plus volume and slightly higher incentivized ethane. Mid-Continent region volumes increased 8% compared with the first quarter of 2023, partially driven by increased ethane recovery.

While we’ve seen ethane prices decrease recently from July highs, they remain at a level driving recovery in most basins. We think the recent volatility in ethane pricing is the market responding to some short-term dynamics along with the general tightening in the overall supply and demand balance. Given these market conditions, we remain confident in our ethane recovery assumptions included in our updated guidance. The Permian in near full recovery, the Mid-Continent in partial recovery and opportunities to incent recovery in the Williston.

As Walt mentioned, we’ve begun initial work, including purchasing long lead time components for two NGL pipeline expansion projects. Activities are underway to complete the looping of West Texas NGL pipeline, which will more than double ONEOK’s NGL capacity out of the Permian Basin. The full loop is expected to be in service in the first quarter of 2025, which aligns with our customers’ needs. We also are taking steps towards expanding the Elk Creek pipeline to 400,000 barrels per day to provide capacity for growing volumes in the Williston.

In the natural gas gathering and processing segment, second quarter processed volumes averaged nearly 2.2 billion cubic feet per day, a 16% increase year-over-year. In the Rocky Mountain region, processed volumes averaged nearly 1.5 billion cubic feet per day during the second quarter and have averaged more than 1.5 bcf per day in the month of July. We’ve connected more than 280 wells in the region through the first half of the year compared with approximately 160 connections in the first half of 2022, a 75% increase. As we sit today, we’re on pace to reach the high end of our 475 to 525 well-connect guidance range for the year. Currently, there are approximately 35 rigs and 20 completion crews operating in the basin with 19 rigs and approximately half of the completion crews on our dedicated acreage which remains more than enough activity to grow production on our acreage.

In the Mid-Continent region, second quarter processed volumes increased 12% year-over-year and decreased slightly compared with the first quarter of 2023, primarily due to the timing of new pads coming online. We’ve seen some recent decreases in STACK and SCOOP activity in the past few months but continue to see increased activity in Western Oklahoma as producers are focusing on higher crude producing areas. We currently have 9 rigs on our dedicated acreage in the Mid-Continent and have connected 23 wells in the region through the first half of the year.

In the natural gas pipeline segment, strong year-to-date results continue to benefit from demand for natural gas storage and transportation services, and we now expect the segment to exceed the high end of its original earnings guidance range. We recently completed an expansion of our natural gas storage capabilities in Oklahoma, allowing us to utilize and subscribe an additional 4 billion cubic feet of our existing capacity. We have subscribed 100% of this incremental capacity through 2027 and 90% through 2029.

We continue to evaluate the Saguaro connector pipeline, a potential intrastate pipeline project that would provide natural gas transportation to the U.S. and Mexico border for ultimate delivery to an export facility on the West Coast of Mexico. There continues to be positive developments related to the potential LNG export project with support from multiple large, well-known customers anchoring the project. We expect to make a final investment decision on the ONEOK pipeline later this year.

Now I want to end where Pierce left off with a micro look at the Magellan transaction synergies. I will discuss how we define each category, an example of the opportunity, the sensitivities and comments on the overall risk weighting. The dollar ranges between our assumed case and the near-term potential are shown on Page 6 of our investor presentation for all 4 categories.

Liquids pipelines provide opportunities to move natural gas liquids and refined products through the same product pipelines. Both companies refer to this as batching. This operational technique utilizes available capacity and combined connectivity to ship a refined product or natural gas liquid to a demand center to capture a higher value. An annualized average of 100,000 barrels per day in any combination of refined products or NGLs at $0.07 per gallon would result in more than $100 million annually.

The ability to mix products to obtain a higher value is called blending. The combined assets will increase unleaded butane blending as well as other incremental blending opportunities, increasing an additional 25,000 barrels per day annually at a $0.20 per gallon uplift on any given slate of products or NGLs would result in approximately $75 million annually.

As volumes grow or contracts expire, a wider variety of services can be combined or bundled to offer greater value to customers. This focuses on optimizing system utilization and connectivity to and from key customers and market centers. This is the one category where time and decisions, primarily by customers, will jointly be needed to realize this synergy. Picking up an incremental 25,000 barrels per day at $0.10 per gallon would provide approximately $40 million a year.

Additional opportunities that can be realized within the one-to-four-year time frame include incremental refined product, NGL, and crude oil storage and optimization activities. We also see value and opportunities to leverage Magellan’s proven marine export expertise. We have consistently said that acquisitions of this size often result in a 25% reduction in G&A cost, which, in this case, would be $200 million. However, we have assumed only $100 million in both the assumed case and the near-term potential case.

It’s also important to point out when the transaction was announced, we significantly risk-weighted our financial assumptions to come up with our total assumed $200 million of synergies. This should highlight the level of conservatism we’ve applied to our expectations and also the potential upside to our assumptions, which we think could drive synergies to more than $400 million. As we’ve said previously, we have a high level of confidence in achieving the assumed $200 million of near-term synergies.

For obvious commercial reasons, we’re not going to provide specific project level details at this time. However, we have provided realistic potential outcomes by categories. We believe our ability to batch and blend products on our combined pipeline systems as well as bundled services to increase value for customers will provide significant synergy opportunities over the next one-to-four years.

Pierce, that concludes my remarks.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Thank you, Kevin, and thank you, Walt.

We’ve had a strong first half of the year with a promising second half still ahead of us. We continue to focus on the fundamentals of our business that have gotten us where we are today. These fundamentals include customer service, reliability, innovation and, most importantly, a focus on operating safely and responsibly. We have a long and successful track record of growing and transforming our business while innovating for future opportunities but even through change and advancements over our more than 100-year history, ONEOK employees have been consistent in their dedication to doing things the right way.

In the coming weeks, we’ll be publishing our 15th Annual Sustainability Report. I’d encourage you to review the report and see our many updates related to our environmental, safety and health performance, related targets, employee initiatives and examples of how we’re economically participating in the future of energy transformation. We’re proud to share our efforts and accomplishments, but we also know we can’t stop there. As our company continues on our journey of growth, change and progress, we remain committed to operating responsibly and sustainably.

As we look forward to increasing our operations, workforce and expertise through the merger of Magellan. We’re also excited to join two companies with proud histories with a more promising future combined. I want to thank all the employees from both companies that are working on integration plans while continuing to run daily operations. We look forward to building on all that both companies have accomplished, creating a larger, more diversified company with a shared commitment to safety and stakeholder value.

With that, operator, we’re now ready for questions.

Questions and Answers

Operator

Thank you. We will now begin the question-and-answer session. Today’s first question comes from Brian Reynolds with UBS. Please go ahead.

Brian Patrick Reynolds – Analyst, UBS

I appreciate the prepared remarks and slide details around the commercial synergy opportunities. I was curious if we could just view -- if we could talk about if we should view the upside opportunity of synergies to be around $800 million versus the original $200 million that you talked about when the deal was announced? And then second, are there any assumptions around growth synergies on Slide 6, just given the larger integrated framework that you’ll have? And if not, how should we think about the size and scope of those opportunities?

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

So I’ll -- this is Pierce. Brian. I’ll start out with some comments, and I’ll let Kevin fill in or share in either one. So the $800 million is a list of opportunities that we have that’s fairly lengthy as far as what the potential could be based on certain volume assumptions, pricing assumptions, and time. And so you come up with your list first, and then you have to go back and risk weight those as to what you think can realistically be done.

I think in any of these transactions, you want to come up with the most comprehensive list possible realizing that you may not get them all. So we’re very comfortable in that range of $200 million to $400 million. And so -- but we wanted to add the color to kind of show how we risk weighted both into that assumption.

Brian Patrick Reynolds – Analyst, UBS

Great. Appreciate that. And I guess just a follow up, is there -- can you talk about the size and scope of those potential growth synergy opportunities, whether it’s downstream, I guess?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Brian, it’s Kevin. No, I mean we’ve kind of provided as much as we’re going to provide at this time. Again, just for competitive reasons, we’re not going to -- we don’t -- we prefer not to get into the details at this time of some of that. A lot of these will happen with not a lot of capital. Some may require a little bit, but we’ll work those details as once we get closed and get into it.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

The only thing I’d add to that, Brian -- this is Pierce -- is there’s not one large opportunity in any one of those buckets that’s driving it. It’s multiple opportunities.

Brian Patrick Reynolds – Analyst, UBS

Fair enough. And if I may just -- I know it’s a little bit too early to discuss what the final company will look like post-merger but kind of just curious if you could just talk about leverage for a larger integrated company. We’ve seen NGL peers take leverage to 3x. And we’ve seen some recent spin co announcements talk about 5x as being the right number. So just kind of curious as a combined entity, what do you think the right leverage target is for ONEOK and Magellan?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, we definitely haven’t changed our view on where we want to be from a long-term standpoint. We’ve heard out there that 3.5x, we thought was a good benchmark for us. We are going to trend that direction pretty quickly with this transaction. And as we said in the past, we have no issue if we trend a little bit lower than that 3.5x. But we think that puts us in a good position to take advantage of opportunities as they come down the road over time.

Operator

The next question comes from Jeremy Tonet with JPMorgan. Please go ahead.

Jeremy Bryan Tonet – Analyst, JP Morgan

Just wanted to start with the underlying -- the fundamental business -- fundamentals of the underlying business here. With the results that you’ve had raising the guidance as far as we are into ’23 just wondering if you could talk a bit more on operational momentum in the business right now. How you see that trending into ’24 to the extent you’re able to comment and specifically with regards to the numbers put forth in the prospectus and knowing that that is not guidance, but just wondering if there’s any frame of reference you can provide there is how you see results potentially shaping up versus that number?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Jeremy, it’s Kevin. I think it’s shaping up very well. The activity levels we’re seeing across our footprint really in all 3 of the major areas. And even a little activity in the Powder, but primarily the Bakken and the Permian announcing or talking about these expansion projects that we’re pushing forward to me signals that volume’s coming and the activity levels we’re seeing right now in the Williston and the Permian would absolutely dictate that we would be continuing to grow as we move through ’24.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Jeremy, the one thing I might do is give you a little bit of context on those numbers that were in the proxy. Those were numbers that were developed in September of ’22 for our board meeting in November where we got the 2023 plan approved. The numbers for 2023 were the primary focus of those numbers. But as we’ve made -- as we stated in these conversations, and you’ll remember, if you looked at the proxy that it goes back to September of 2022, we were using the same numbers for our board that we were using in our planning process. They were not a forward projection of our full view of what we would do in outer years. It was a pretty good view of 2023. So as we see these business opportunities grow, we will give guidance for ’24 and beyond when we get to February and in future periods.

Jeremy Bryan Tonet – Analyst, JP Morgan

Got it. Maybe just one more cut at this. Is there any way, I guess, to provide color on what inputs were for -- driven into the 2024 numbers, such as Bakken rig count or other? And how they trend now versus what you saw at that point in time?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Like I said, I think that you should think about those numbers with the primary focus on 2023 to try to look forward 15 months and give a rig count is something that we don’t typically try to do. We usually freshen that up and the team is actively thinking about that as we head into the fall for 2024.

Jeremy Bryan Tonet – Analyst, JP Morgan

Got it. Just real quick last one, if I could. If you could provide updated thoughts on the West Texas LPG loop and Elk Creek, what type of project economics you see for those investments?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Jeremy, this is Sheridan. I’ll start with the West Texas completing that loop. So we’re just finishing completing the loop that we started in 2018. It’s a very low cost per barrel of capacity loop, and we’ll be adding the pipeline capacity when it’s done coming out of the Permian will be well over 700,000 barrels. We have contracts in place that give us a very nice return on that project with still a lot of capacity left to be contracted as we go forward. So we’re very excited about that project. I think that’s going to be a very, very low multiple projects when we’re done, high return.

On the -- coming out of the Elk Creek as we continue to see volume grow in the Elk Creek on obviously, out of our G&P presence up there, where we have a large majority, 60% of the market share up there and then off of what volumes we see from third parties that we’ve already contracted. We now see the opportunity that we need to grow this pipeline to make sure we don’t get caught short. So with the margins we see on there and just putting in pumps on our pipeline and just the last bit of capacity, it’s going to be another very high-return, low-multiple project on that.

So obviously very excited as we continue to grow forward. Just another example, as we said, we will not get caught short of volume coming out of the Bakken.

Operator

The next question comes from Theresa Chen with Barclays. Please go ahead.

Theresa Chen – Analyst, Barclays

First, I’d like to get a little bit more detail on the batching opportunities. Do you have examples of which types do you see the most upside for batching? And are you already seeing commercial interest in this? And just what underlies that $0.07 per gallon estimate.

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

I think we, this is Sheridan again. I’ll give you 1 example of what we can do it as a batching opportunity is obviously with our Sterling pipeline that runs in between the Gulf Coast and the Mid-Continent region. We can put refined products on that to move refined products in between those 2 locations on the safe pipeline as we are moving NGLs on that pipeline as well.

So that’s an example of an area where we could be moving back and forth between 2 areas on refined products on the NGL pipeline. That’s an example of batching.

Theresa Chen – Analyst, Barclays

And what underlies the $0.07 estimate for the illustrative estimate?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

The reason we use $0.07 illustrated estimates, that’s kind of what we see the overall tariff in between those 2 areas tend to be from more on the refined products pipeline as we see that, then obviously, there could be upside to that as we go forward, depending on where the markets are.

But that’s -- we wanted to use a number that was out there in the market, and that’s what we see today.

Theresa Chen – Analyst, Barclays

Got it. And on the blending piece, are you -- within this illustrative example, are you looking to blend 25,000 barrels per day of incremental butane into the gasoline pool? Or are you looking to expand margins by $0.20 for 25,000 barrels per day?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

I think we see a lot of opportunities in both areas. We’re trying to give you an idea of what the impact could be and give you more of a notionally where we’re thinking about going on that. It could be both. We could be -- we think that there’s opportunity for increased margin. We also think there’s an opportunity for increased volume. But we’re trying to give you an idea of what the impact could be and a little bit of sensitivities around that. That’s how we came up with the numbers that we gave you.

Operator

The next question comes from Michael Blum with Wells Fargo. Please go ahead.

Michael Jacob Blum – Analyst, Wells Fargo

I want to go back to the proxy again for a minute specifically on the CapEx in the proxy for 2023, it’s higher than your revised CapEx guidance here this morning. So I’m wondering if you could just explain the variance there? And then does that imply that ’23 CapEx could go higher if you FID more projects for the balance of the year?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Michael, if you -- again, think of the timing when we did it. This is back September of last year. At that point in time, we thought the Saguaro pipeline would be further along in its process. We’ve now said that we expect FID between now and the end of the year. So that just from a timing standpoint, that analysis assumed that the Saguaro pipeline was fully included. And with the timing moving on that and some other projects, we see some of that kind of shifting out, some of it won’t be realized that we will actually do it, and there may be other projects. The capital, as we look at commercial opportunities is continually revisited and the number that we gave you today is our expectation for 2023.

Michael Jacob Blum – Analyst, Wells Fargo

Okay. Perfect. And then I just wanted to ask on the Elk Creek expansion, I’m assuming that this will be brought on in phases. So is that correct? And anything you can provide in terms of a timeline for when you’ll be adding capacity? And then what is the cost of the project?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Michael, it’s Kevin. On the timing, we’re not -- we’re just going to -- we’re not going to get caught short. As we look at our customers, we’re going to make sure we’ve got that capacity there. We’re still working through. And on the cost, we’re given consistent with the NGL expansion as well, we decided to give here’s what the impact is going to be in ’23 as we move forward and we get to ’24, then we’ll provide -- it will be included in those numbers there as well.

Operator

The next question comes from Spiro Dounis of Citi. Please go ahead.

Spiro Michael Dounis – Analyst, Citi

Maybe just to follow up on some of these questions and starting with CapEx. It sounds like these pipeline expansions are going to be pretty capital efficient. But maybe you could just give us a general sense of the trajectory on CapEx going into ’24 on a stand-alone basis. Obviously, Mont Belvieu 5 dropping off you still have Mont Belvieu 6, you’ve added these pipeline expansions. And so directionally, without Saguaro, let’s say, it doesn’t seem like it’s trending in any particular direction versus ’23.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

I mean, this is Kevin. Again, we’re not going to start guiding to ’24 yet, but just notionally, you think about the projects, we’ve got our -- at the activity levels we’re seeing, it’d be relatively consistent from just kind of that routine stuff. So to the extent we don’t announce any other larger projects than it would be in the ballpark. But again, like Walt said, we’re constantly looking at projects. We’re evaluating projects and some pop and get to the point where we execute and others don’t.

So it’s kind of hard to say. But we don’t -- there’s nothing we’re seeing other than Saguaro. It’s more pipeline expansion type stuff.

Spiro Michael Dounis – Analyst, Citi

Got it. And second question actually is on Saguaro. I know you’re still working towards an FID there. But I guess I’m just curious if you’ve seen any incremental interest beyond the LNG project downstream of that pipeline? And if you’re also sort of feeling any interest from potential JV partners yet?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Our focus right now on Saguaro is -- I mean, like we said in the remarks, there have been some positive developments, that’s great. But our focus is on continuing to drive out and ensure we get the presidential permit and the timelines we need and continuing to refine our estimates, and we’re focused on that -- the U.S. side of that pipeline..

Operator

The next question comes from Tristan Richardson with Scotiabank. Please go ahead.

Tristan James Richardson – Analyst, Scotiabank

Kevin, you talked a little bit about the volatility we saw in June and July around ethane. But can you talk about maybe the dynamic you’re seeing in the north obviously, with a tighter market at Belvieu with relief on the way and then obviously, weather’s impact there. Were we able to see some incentivized ethane come in, into June? And then just curious maybe what you’re seeing in the third quarter?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Just -- I’ll start. And just in general, at a high level, the environment does bounce around. That’s why we talk about we’ll have opportunities to incentivize ethane. Once again, you’ve got to look at what’s going on with gas prices up north in Canada and what’s going on with Belvieu ethane. So we’ve had those opportunities. It’s moved around. We’re not going to provide the specific volumes. But again, it continues to be an opportunity for us.

I mean Sheridan, anything to add?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

One thing I’d add with that is that with this -- we had a big run-up in ethane prices, and it came off and overall is still higher than it was in the first part of June, which has allowed the Mid-Continent for later part of June, July and into August to be in full ethane recovery.

Tristan James Richardson – Analyst, Scotiabank

That’s helpful. And then maybe, Walt, I understand we’re not talking about ’24 CapEx just yet or even identifying the cost of specific projects at this point. But maybe can you talk a little bit about long lead time procurement in ’23 and maybe just generally what proportion of a project that might be?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Well, I think that I would -- as you look forward, kind of think about it this way, that as Kevin mentioned, most of what we’re looking at is build-outs from our existing system whether it’s expansions or add-ons to that. So at the moment, we don’t have any significant sized project that we have looming out there other than we’ve obviously talked about the potential of the Saguaro pipeline.

And the long lead times. In this environment, you always have to be on that game. And so we are looking at that as it relates to all of our projects and how we can be there to meet the needs of our customers going forward. So that’s just a reality in this day and age.

Operator

The next question comes from Jean Ann Salisbury with Bernstein. Please go ahead.

Jean Ann Salisbury – Analyst, Bernstein

Kevin, can you give a little bit more detail on why the gas pipeline segment is doing so much better than guidance? It seems like a lot of it is from renegotiating storage up to higher rates. So if you can give any kind of direction on how much of your storage capacity has been renegotiated up to the current rates already? And how much might be yet to come, that would be helpful as well.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Jean Ann, really, it’s just segment hitting on all cylinders. There’s a variety of things. I mean, absolutely, after Uri, the increase in storage, both from an amount of storage contracted up and the rates we were getting that was a benefit. The segment has seen an opportunity, again, through its retained fuel and some gas sales to be opportunistic there. That’s been strong. And with some market dynamics and how they’ve handled here recently parking loans and so forth has been a little bit of a benefit to us.

So really, the segments just performed outstanding, and we continue to find other projects as well. We’re not done as it relates to looking at other storage opportunities, expansion opportunities, whether it be in Texas or Oklahoma. So again, segment is just doing a great job capturing the market opportunities that are provided.

Jean Ann Salisbury – Analyst, Bernstein

Great. And one more for you, if I can. It seems like Bakken volumes are outpacing your expectations a bit. If you can just kind of say whether that’s primarily been a function of more oil growth overall, higher GOR than you forecast or more ethane recovery than you forecast or just all 3, that would be helpful.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Well, when we think about gas, the gas production, that wouldn’t have as much ethane recovery, but it’s definitely the activity levels we’re seeing, the productivity, it’s a combination of both of those. Producers just continue to get better and better when it -- as it relates to their drilling techniques, their completion techniques, some of the length of the laterals has expanded in certain areas. All those things really go into giving us, again, a lot of strength as we exit Q2, where we’re at and where we think it’s going to go. So you’re right. We do see strength, and we think we’re in a great position.

Operator

The next question comes from Neel Mitra with Bank of America. Please go ahead.

Neel Mitra – Analyst, Bank of America

I noticed on the G&P side, you hit kind of the top end of your rate at $1.20 Mcf. I was wondering kind of the factors behind that, whether it was inflation, more wells driven towards the Bakken? And then how any commodity sensitivity would play into that and if that rate is sustainable going forward?

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Neel, this is Sheridan. A lot of that, obviously, the increase in rates is going to be -- we had inflationary factors in there. Depends on the contract mix where -- what contracts coming in there. We’ve renegotiated contracts. So it’s overall, as we move through, we continue to improve those contracts, to go forward. But I think one of the biggest ones is probably more of the inflationary escalators having the biggest impact.

Neel Mitra – Analyst, Bank of America

Okay. And then just a general question on the commercial synergies with batching, blending, bundling. How much of these synergies are kind of spread based and opportunistic versus finding new demand centers where kind of serving demand on a baseload basis.

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Neel, this is Kevin. I’ll take it, and again, we’re not going to get into project-specific details. But I think Sheridan mentioned earlier, it’s going to be -- those opportunities are going to be a mix of both. It’s going to be volumetric, and it’s going to be rate. And to the extent we can find opportunities for the higher rates, great. If it’s more volume, that’s great, too. So that’s kind of how we’re thinking about it.

Operator

The next question comes from Keith Stanley with Wolfe Research. Please go ahead.

Kevin T. Stanley – Analyst, Wolfe Research

First, just a quick follow-up on the blending synergies, the $70 million to $195 million. Is that predominantly butane blending? Or are there other types of product blending activities you see with the merger? I asked just because Magellan’s business today is about $150 million a year on butane blending. So the synergy number is just pretty large.

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Keith, this is Sheridan. We see some opportunities in butane blending, but we see opportunities in other blending as well, not just on butane, but other NGLs into different products. We see -- be able to expand that and be able to actually do the butane blending that is being done today also cheaper.

Kevin T. Stanley – Analyst, Wolfe Research

Got it. And second question, just want to better understand the components of Saguaro. So it seems like Mexico Pacific’s made really good progress with the trains being fully commercialized the first two anyway. Can you give an update on where you see things for the connecting pipeline in Mexico? I just have not heard as much about that. Is your understanding there’s a lot that needs to be done on that to move forward? Or that’s progressing well as well and consistent with your timeline?

Kevin L. Burdick – Executive Vice President and Chief Commercial Officer, ONEOK

Well, again, this is Kevin. Keith, the remarks I made earlier, we’re going to stick to those. We’re working -- there have been some positive developments, like you said. But at the end of the day, we’re focused on the U.S. side and making sure we are in line with the overall timing and needs of the projects. So that’s our focus right now is really on the U.S. side.

Operator

The next question comes from Neal Dingmann with Truist. Please go ahead.

Jacob Samuel Nivasch – Analyst, Truist

This is Jake Nivasch on for Neal. Just one for me. Going back to the synergies, but just touching on the different segment, the bundling part knowing like you guys said this is not entirely in your control, but I just wanted to get a sense, should we assume the synergies or the potential synergy opportunity that you’re seeing here, is that -- would that be like evenly spread throughout the, I guess, 1- to 4-year time -- just near term in general? Or is that going to be lumpy potentially? Just trying to get a sense of the dynamics there.

Sheridan C. Swords – Senior Vice President – Natural gas Liquids and Natural Gas Gathering and Processing, ONEOK

Yes, Neal (sic) [Jacob], this is Sheridan. Yes, there’s some -- I think there’s some opportunities near term, but it is going to be a little bit lumpy. As we said in the remarks, it’s a lot is going to be dependent on when contracts come up and as we continue to see how these 2 assets work together and multiple touch points with the same customer is going to create opportunities. So we’re going to see some in the beginning and then as contract roll off, will be lumpy throughout the 4-year time period.

Operator

The next question comes from Craig Shere with Tuohy Brothers.

Craig Kenneth Shere – Analyst, Tuohy Brothers

You add existing asset and commodity optimization synergies, I just want to dig in a little different manner, more into Brian’s question on combined growth project opportunities. I understand you don’t want to get into commercially sensitive areas maybe relating to crude transport, exports and all kinds of other things. But would it surprise you to see the combined business perhaps produce $2 billion to $3 billion more aggregate incremental growth project opportunities at your normal historical 4x to 6x build multiple by late decade.

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Craig, I think I would leave you with the thought that a lot of these opportunities are incremental off of our existing assets or Magellan’s assets. So in most cases, we’re expecting very low return -- very high return, low multiple opportunities. So not an enormous amount of capital that is necessary to make those hit. We will continue to evaluate that and see if there are other growth opportunities that come up. But I think that we would expect to be at the lower end of that 4x to 6x, if not significantly better than that.

Craig Kenneth Shere – Analyst, Tuohy Brothers

Got you. And one other follow-up, maybe a little over the skis on this because you’ve got to finish the merger, but -- once we get past that, do you intend to break out commercial synergies on an ongoing basis?

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

This is Pierce. We are in the process of deciding exactly how we’re going to report all these segments. And then when we make that decision, we’re going to move forward. But we’re reporting by segment the way that we report on our business. As far as -- we’ll give you as much detail as we possibly can without compromising anything we have from a competitive advantage standpoint

Operator

The next question comes from Sunil Sibal with Seaport Global Securities.

Sunil K. Sibal – Analyst, Seaport Global Securities

Thanks for all the details on the MMD transactions synergies. I was just curious, so it seems like where things stand now with regard to this transaction, there are some aspects of the transaction, which are beyond OK use control. So I was kind of curious if this weren’t to go per the plan, what are some of the other levers that OK could pull to accelerate growth in the forward years?

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Well, I think the way I’d answer that question is that both companies right now, we’re focused on the vote. Magellan is focused on their vote and ONEOK, we’re focused on our vote. We believe that the Magellan unitholders and the ONEOK shareholders are going to see the value in this deal, the combined companies. And I think we’re scratching the surface there because when we get these 2 companies combined, I think and get our employees collaborating together, I’m very confident in the innovation of both companies is going to turn out to be something that people are going to really be proud that they voted yes for this deal.

Sunil K. Sibal – Analyst, Seaport Global Securities

And then one clarification question. It seems like ONEOK filed a shelf last week for additional equity. So I was just curious if you could provide some context around that?

Walter S. Hulse III – Chief Financial Officer, Treasurer and Executive Vice President – Investor Relations & Corporate Development, ONEOK

Sure. I’m actually glad you asked that question. That is just renewing the ATM plan that we have had in place for better part of 7 or 8 years. We’ve had -- we have not utilized that within the last 5 years and don’t really have any expectation to utilize it going forward. But we do think it’s a nice liquidity tool to have in our -- to have available to us, but there is no expectation that we would be using the ATM on a going-forward basis.

Operator

This concludes our question-and-answer session. I would now like to turn the call back over to Andrew Ziola for closing remarks.

Andrew J. Ziola – Vice President – Investor Relations, ONEOK

Our quiet period for the third quarter starts when we close our books in October and extends until we release earnings in late October. We’ll provide details for that conference call at a later date. Thank you all for joining us,and have a good day.

Operator

The conference has now concluded. Thank you for your participation. You may now disconnect your lines.